767 Fifth Avenue New York, NY 10153-0119 +1 212 310 8000 tel +1 212 310 8007 fax

June 24, 2014

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Lantheus MI Holdings, Inc.
Registration Statement on Form S-1
Submitted May 23, 2014 (CIK No. 0001521036)

Dear Mr. Riedler:

On behalf of our client, Lantheus Holdings, Inc., a Delaware corporation (the “Company”), we are filing herewith electronically via EDGAR, the Registration Statement on Form S-1 of the Company (the “Registration Statement”) confidentially submitted on May 23, 2014. In connection with such submission, set forth below are the Company’s responses to the comments of the Staff communicated in its letter addressed to the Company, dated June 2, 2014. We are sending to the Staff under separate cover courtesy copies of this Registration Statement, including copies marked to show the changes effected by this filing. Please note that on June 24, 2014, the Company changed its name to Lantheus Holdings, Inc.

For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in the Registration Statement.

Securities and Exchange Commission

June 24, 2014

Consolidated Financial Statements

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies

Revenue Recognition, page F-10

1.	We acknowledge your response to prior comment 4. Please revise your disclosure to clarify your basis for recognizing revenue under this arrangement using the average selling price as the units are shipped.

The Company acknowledges the Staff’s comment and intends to revise the disclosure as follows (disclosure marked for changes for ease of review).

Revenue Recognition

The Company recognizes revenue when evidence of an arrangement exists, title has passed, the risks and rewards of ownership have transferred to the customer, the selling price is fixed or determinable, and collectability is reasonably assured. For transactions for which revenue recognition criteria have not yet been met, the respective amounts are recorded as deferred revenue until such point in time the criteria are met and revenue can be recognized. Revenue is recognized net of reserves, which consist of allowances for returns and rebates.

Revenue arrangements with multiple elements are divided into separate units of accounting if certain criteria are met, including whether the delivered element has stand-alone value to the customer. The arrangement’s consideration is then allocated to each separate unit of accounting based on the relative selling price of each deliverable. The estimated selling price of each deliverable is determined using the following hierarchy of values: (i) vendor-specific objective evidence of fair value; (ii) third-party evidence of selling price; and (iii) best estimate of selling price. The best estimate of selling price reflects the Company’s best estimate of what the selling price would be if the deliverable was regularly sold by the Company on a stand-alone basis. The consideration allocated to each unit of accounting is then recognized as the related goods or services are delivered, limited to the consideration that is not contingent upon future deliverables. Supply or service transactions may involve the charge of a nonrefundable initial fee with subsequent periodic payments for future products or services. The up-front fees, even if nonrefundable, are recognized as revenue as the products and/or services are delivered and performed over the term of the arrangement.

On January 1, 2009, the Company executed an amendment to a license and supply agreement, or the Agreement, with one of its customers, granting non-exclusive U.S. license and supply rights to the customer for the period from January 1, 2009 through December 31, 2012. Under the terms of the Agreement, the customer paid the Company $10.0 million in license fees; $8.0 million of which was received upon execution of the Agreement and $2.0 million of which was received in June 2009 upon delivery of a special license as defined in the Agreement. The Company’s product sales under the Agreement are recognized in the same manner as its normal product sales. The Company recognized the license fees as revenue on a straight-line basis over the term of the four- year Agreement. The Company recognized $2.5 million in fiscal years 2012 and 2011 in license fee revenue pursuant to the Agreement.

Securities and Exchange Commission

June 24, 2014

In February 2012, the Company entered into the first amendment to the Agreement. The amendment contained obligations for the Company to deliver a ~~specified~~ fixed minimum number of ~~products~~ units of the same product ~~shipments~~ at different specified unit ~~various~~ prices throughout the 11-month amendment term. The fixed minimum number of units shipped at the beginning of the amendment term had a substantially higher unit selling price than the units shipped later in the amendment term. The Company determined the total arrangement consideration and allocated this to each unit of product by applying the relative selling price method; therefore, r~~R~~evenue under this arrangement is being recognized at an average selling price as the units are shipped. The Company recognized $5.6 million and $12.8 million in revenue pursuant to the first amendment during the years ended December 31, 2013 and 2012, respectively, and at December 31, 2012, had deferred revenue of $5.6 million attributable to units to be shipped. There was no deferred revenue attributable to these units at December 31, 2013.

On December 27, 2012, the Company entered into the second amendment to the Agreement, which extended the term from December 31, 2012 to December 31, 2014 and established new pricing and purchase requirements over the extended term. The second amendment also provided for the supply of TechneLite generators containing molybdenum-99 sourced from LEU targets. The agreement includes a $3.0 million upfront payment by the customer to the Company and potential future milestone payments. During 2012, the Company received the $3.0 million upfront payment, of which $1.5 million was included in deferred revenue as a current liability and $1.5 million was included in other long-term liabilities at December 31, 2012 in the accompanying consolidated balance sheets. During 2013, the Company received an additional $4.0 million upon achievement of the required milestones. At December 31, 2013, $3.6 million is included in deferred revenue as a current liability in the accompanying consolidated balance sheets. The Company is recognizing the upfront payment as revenue on a straight-line basis over the term of the two year agreement.

The Company had other revenues of $8.5 million, $8.3 million and $8.0 million in fiscal years 2013, 2012 and 2011, respectively. Other revenue primarily represents contract manufacturing services related to one of the Company’s products for one pharmaceutical customer. The related costs are included in cost of goods sold. Effective December 13, 2013, the Company entered into an Asset Purchase Agreement to purchase the rights to serve as the direct manufacturer and supplier of this product. Under this agreement, the Company did not have to pay any upfront consideration and will be required to pay royalties based upon net revenues generated by the sale of the product.

Securities and Exchange Commission

June 24, 2014

We are supplementally providing under separate cover, in response to the Staff’s previous request, (i) graphic, visual or photographic information that will be included as artwork in the prospectus and (ii) a leveraged finance research update report published by Jefferies & Co., an affiliate of one of the underwriters, in the ordinary course of business with respect to the outstanding 9.75% Senior Notes of Lantheus Medical Imaging, Inc., a subsidiary of the Company, in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act. The Company did not participate in the preparation of the report and did not have knowledge of or review the report prior to its publication.

Should any questions arise in connection with the filing or this response letter, please contact the undersigned at (212) 310-8849 or Noah B. Kressler, Esq. at (212) 310-8360.

Sincerely yours,

/s/ Heather L. Emmel

Heather L. Emmel, Esq.

Weil, Gotshal & Manges LLP

cc:	Michael P. Duffy

Vice President, General Counsel and Secretary

Lantheus Holdings, Inc.

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